[OBJECT OMITTED]


                                                     October 23, 2003



VIA EDGAR

Securities and Exchange Commission,
      Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

Re:      Withdrawal of Registration Statement on Form S-8
         File No. 333-109912

Ladies and Gentlemen:

         TENERA, Inc. (the "Company"), hereby requests withdrawal of Registration Statement on Form S-8, File No. 333-109912 (the "Registration Statement"), as filed on October 23, 2003. As indicated on the cover sheet and in the body of the Registration Statement, the Company intended to file the Registration Statement as a post-effective amendment to Registration Statement on Form S-8, File No. 33-58982, filed on March 3, 1993.

         The Registration Statement was mistakenly filed under the EDGAR filing code for a new registration statement on Form S-8 and consequently issued a new file number. The Company has now filed the Registration Statement under the correct EDGAR filing code for a post effective amendment to Form S-8. No securities have been offered or sold pursuant to the Registration Statement.

         Accordingly, we hereby request withdrawal of Registration Statement on Form S-8, File No. 333-109912.

         Should you have any questions or concerns with regard to any of the foregoing, please contact me at (415) 273-2705.


                                                              /s/
                                                     Jeffrey R. Hazarian,
                                                     Chief Executive Officer





TENERA, Inc.  1 Maritime Plaza, Ste 750., San Francisco, 94111      415 273-2705